July 12, 2006
VIA EDGAR AND FACSIMILE
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Cerner Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Form 8-K Filed on February 2, 2006 Form 8-K Filed on April 30, 2006 File No. 000-15386
Dear Ms. Collins:
     By letter dated June 13, 2006 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 31, 2005, the Current Report on Form 8-K filed on February 2, 2006 and the Current Report on Form 8-K filed on April 30, 2006 of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.
1.	Tell us how you considered the guidance in SEC Release 33-8350, Section V, when preparing your critical accounting policy disclosure, which requires that such disclosure supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. In this respect, consider expanding your policy to disclose the accounting estimates or assumptions involved in this critical accounting policy. For example, consider addressing in your disclosure all such estimates or assumptions involved in your evaluation of the software development costs at each balance sheet date (i.e., comparing unamortized costs to net realizable value) such as: how you arrived at the net realizable value (NRV), how accurate the estimate of NRV has been in the past, how much the estimate of NRV has changed in the past, whether the estimate of NRV is reasonably likely to change in the future, when technological feasibility has been established and the basis for a five-year amortization period.
Company Response:
In light of your comment, we have reviewed our disclosure regarding critical accounting policies and have the following responses:

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

We believe that the disclosures regarding Revenue Recognition, Concentrations, Allowance for Doubtful Accounts and Goodwill provide the reader with information necessary to understand the uncertainties inherent in the assumptions used in applying our accounting policies and meets the spirit of the Commission’s guidance in SEC Release 33-8350, Section V, by providing greater insight into the quality and variability of information regarding financial condition and operating performance. For instance, the Company provides extensive disclosure in the Notes to Financial Statements regarding revenue recognition. We believe that the disclosure in MD&A permits the reader to better focus on the variables that could affect revenue recognition in the future. However, in future filings we will reconsider the level of information that is disclosed and provide even more information where it will enhance the reader’s understanding of the uncertainties involved in applying our accounting principles and the variability that is likely to result from the application of such principles over time.
Regarding Software Development Costs, the Company will revise its MD&A disclosure in future filings to explain the calculation of NRV and the basis for the five-year amortization period, both of which require the use of estimates, as follows (changes from the Company’s 2005 10-K are underlined below):
Software Development Costs
Costs incurred internally in creating computer software solutions and enhancements to those solutions are expensed until completion of a detailed program design, which is when the Company determines that technological feasibility has been established. Thereafter all software development costs are capitalized until such time as the software solutions and enhancements are available for general release, and the capitalized costs subsequently are reported at the lower of amortized cost or net realizable value. Net realizable value is computed as the estimated gross future revenues from each software solution less the amount of estimated future costs of completing and disposing of that product. Because the development of projected net future revenues related to our software solutions used in our net realizable value computation is based on estimates, a significant reduction in our future revenues could impact the realizability of our capitalized software development costs. We historically have not experienced significant inaccuracies in computing the net realizable value of our software solutions and the difference between the net realizable value and the unamortized cost has grown over the past three years. We expect that trend to continue in the future. If we missed our estimates of net future revenues by up to 10%, the amount of our capitalized software development costs would not be impaired. Capitalized costs are amortized based on current and expected net future revenues for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the software solution. The Company is amortizing capitalized costs over five years. The five year period over which capitalized software development costs are amortized is an

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

estimate based upon the Company’s forecast of a reasonable useful life for the capitalized costs. Historically, use of the Company’s software programs by its clients has exceeded five years and is capable of being used a decade or more.
2.	You have capitalized a significant portion of your software development costs in fiscal years 2003 through 2005 which appear to be related to new product releases and enhancements as disclosed in the business section of your filing. Clarify how you determine when technological feasibility has been established. Please provide an analysis of each new product release or enhancement capitalized in fiscal year 2003, 2004 and 2005 which provides the total amount capitalized, the date technological feasibility was established and the date the product or enhancement was available for general release to customers.
Company Response:
We follow a detailed software development process for each new product or enhancement which includes over 20 steps from defining the requirements of the work to the eventual release of the software. One of the key steps in this process is the completion of a detailed program design. Pursuant to SFAS No. 86, the Company has determined that at this point technological feasibility is established.
All employees are required on a weekly basis to submit timesheets which detail out by projects the various activities on which time was spent during the week. As such, once a new program or enhancement reaches technological feasibility, the Company captures the time each employee spent working on these projects and multiplies it by the appropriate compensation rate to arrive at the amount of costs to be capitalized.
The Company had eight software releases from 2003 to 2005, which included upgrades to multiple products within each release. Included in each release are hundreds of discrete enhancements. Given the volume of these changes, the Company tracks the amount capitalized by product group. As such, a project number is established by product category that captures all time spent on enhancements or new products after technological feasibility related to that specific product is reached. At the time technological feasibility is established (i.e., the date upon which the applicable detailed program design is completed), Cerner’s programmers working on these projects begin charging their time to that specific project number which in turn is capitalized as software development costs rather than the project number which captures the time spent prior to completion of the detailed program design. We are supplementally providing to you a summary sheet which shows by broad product category the amount of software development costs which the Company capitalized in each of the past three years along with the software release dates.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

3.	We note your disclosure that your CEO and CFO “have concluded that, as of the Evaluation Date, these disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. Confirm, if true, that your officers concluded that the Company’s disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Also confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us how you considered including this information under Item 9A. We refer you to Exchange Act Rule 13a-15(e).
Company’s Response:
The Company confirms that our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that our disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure. In our prior filings, we relied upon the cross reference to the definition of “disclosure controls and procedures” in Rules 13a-15(e) and 15d-15(e) to convey this information. We will revise our disclosure in future filings to include this information in accordance with your comment without the cross reference to such Rules.
4.	We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

level. Tell us how you considered including this information under Item 9A. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.
Company’s Response:
The Company confirms that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our CEO and CFO have concluded that our disclosure controls and procedures are effective at the reasonable assurance level.
Based on our review of Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, in future reports, the Company proposes expanding its disclosure regarding its control system under Item 9A.c to the following:
The Company’s management, including its Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at that reasonable assurance level. However, the Company’s management can provide no assurance that our disclosure controls and procedures or our internal control over financial reporting can prevent all errors and all fraud under all circumstances. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
5.	We note that you apply the guidance in SOP 97-2 (as amended) as well as SAB 101/104 and EITF 00-21 to your revenue arrangements. We further note that your sales transactions include various combinations of software, services and hardware. Describe the transactions or product/service offerings to which you apply SOP 97-2 vs. SAB 101/104 and EITF 00-21.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

Specifically describe how you apply the guidance in EITF 00-21 for your arrangements that may include non-SOP 07-2 elements (e.g., computer equipment). Refer to paragraph 4 of EITF 00-21.
Company’s Response:
Our arrangements typically include software, installation services to install the software, software-related services such as implementation, which includes planning, database build, testing and conversion, and hosting, and oftentimes computer hardware. As noted in our disclosure, we look to EITF 00-3 to determine if software included in our hosting arrangements is within the scope of SOP 97-2. Because the client has the contractual right to take possession of the software at any time without incurring a significant penalty and it is feasible for the client to run the software either on its own hardware or a third party’s hardware, we have concluded that the software and hosting service elements included in our hosting arrangements are within the scope of SOP 97-2. We believe that with the exception of the computer hardware, the software and service elements included in our arrangements are within the scope of SOP 97-2. By reference to EITF 03-5, we have determined that the software is not essential to the computer hardware included in the arrangement, because the functionality of the hardware is not dependent on our software, we generally sell the computer hardware to clients as a convenience and, thus, the computer hardware is not within the scope of SOP 97-2.
For purposes of separation of the computer hardware from the SOP 97-2 deliverables in the arrangement, we look to EITF 00-21. We frequently have follow-on stand-alone sales of computer hardware and believe we have vendor-specific objective evidence of fair value (VSOE) for the computer hardware. We separate the computer hardware based on VSOE. We separate the remaining undelivered elements of the arrangement subject to SOP 97-2 based on VSOE of those elements using the residual method. The remainder of the fee not allocated to the computer hardware or undelivered software-related elements is attributed to the software and installation services. As noted in our disclosure, we have concluded that the installation services are essential to the functionality of the software, and thus, pursuant to paragraph 64 of SOP 97-2, we recognize the revenue attributed to the software and installation services using the percentage of completion method in accordance with SOP 81-1 using the relevant guidance in paragraphs 74-91 of SOP 97-2.
We supplementally look to SAB 104 only as a general guide to revenue recognition.
6.	We note your disclosure that implementation and consulting services include database consulting, system configuration, project management, testing assistance, network consulting, post conversion review and application management services. We further note your statement that “implementation and consulting services generally are not considered essential to the

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

functionality of the software, and thus does not impact the timing of the software license recognition, unless software license fees are tied to implementation milestones. In those instances, the portion of the software license fee tied to implementation milestones is deferred until the related milestone is accomplished and related fees become billable and non-forfeitable.” Please address the following:
(a)	Tell us what authoritative accounting literature is applied to revenue recognition for those services. In this regard, it appears that you have concluded that these services fall outside of the scope of SOP 97-2. Please advise.
Company’s Response:
As noted in response 5 above, we believe that the services we provide are software-related services and are within the scope of SOP 97-2.
(b)	Tell us how these types of services are accounted for when sold as part of multiple-element arrangements subject to contract accounting. Clarify whether percentage-of-completion is applied to these services, or whether they are accounted for separately.
Company’s Response:
As noted in response 5 above, we have concluded that our installation services are essential to the functionality of our software, and accordingly, the revenue attributed to those services along with the software is recognized using contract accounting. Further, we have determined that all other services included in our arrangements do not involve significant production modification or customization of the software, and generally qualify for separate accounting pursuant to paragraph 65 of SOP 97-2. Accordingly, once the installation services subject to contract accounting have commenced, we separate these other services based on VSOE and recognize revenue for these services as the services are performed. We believe this separation methodology is consistent with TPA 5100.49.
(c)	Tell us how you considered the guidance in paragraphs 89-91 of SOP 97-2 when concluding that software license fees should be deferred when tied to implementation milestones.
Company’s Response:
We have analyzed our implementation services pursuant to the guidance in paragraphs 70 and 71 of SOP 97-2, and have concluded that these services are not essential to the

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

functionality of the software and otherwise qualify for separate accounting (services separately stated and we have VSOE).
Occasionally, we have an arrangement whereby a portion of the fee related to the software is not due until an implementation milestone has been achieved. We analyze these arrangements to insure that there are no special services or provisions that cause us to believe that the services in the arrangement are essential to the functionality of the software. While the fact that timing of a portion of the payment for the software from the client is tied to achieving implementation milestones is a negative factor in the analysis, given the nature of the services, our experience in providing these services and the fact that clients and other vendors have performed these services for clients, we have concluded that this factor does not in and of itself cause us to conclude the implementation services are essential to the functionality of the software.
However, because a portion of the fee related to the software is contingent on the achievement of an implementation milestone, we defer the contingent portion of the fee until such time that the implementation milestone is achieved pursuant to paragraph 14 of SOP 97-2 (which is also consistent with paragraph 14 of EITF 00-21), provided only the portion of fee tied to the implementation is subject to forfeiture if the implementation milestone is not achieved.
Because we do not account for our implementation services under contract accounting, we do not believe that paragraphs 89-91 of SOP 97-2 are relevant to the recognition of revenue for these services.
7.	We note your disclosure that managed services are marketed under long-term arrangements (generally 5-10 years). We further note your statement that “because vendor-specific objective evidence for hosting and managed services is established through renewal rates in the arrangements, the Company uses the residual method to recognize revenue for the software element.” Describe in detail the renewal rates and terms. Specifically, tell us whether customers are offered renewals for periods that are commensurate with the original contract. We refer you to AICPA Technical Practice Aid 5100-52.
Company’s Response:
We provide managed services (remote system monitoring and full system remote hosting) for clients that acquire a perpetual license for licensed software. The majority of our agreements are five to seven years in length (initial term) with annual renewal options thereafter. The renewal rate upon conclusion of the initial term, which is the rate we believe establishes VSOE for the hosted services, is consistent with the rate charged in the initial term of the agreement subject to inflationary adjustments. The hosting fees

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

charged during the initial term and any renewal periods are billed to the client typically on a monthly basis. The amount charged each annual period typically is subject to inflationary adjustments (e.g., based on changes in the Consumer Price Index), if any. Because the renewal rates may change only due to inflationary adjustments, and these changes historically have been minimal, we consider the base year renewal amount to be VSOE. This renewal rate is applicable to the client on an annual basis as long as they choose to renew the hosting arrangement.
In evaluating whether the renewal rate in our hosting arrangements is substantive, we considered the following factors:
•	The renewal rates offered in arrangements with similar clients, size and products are consistent from arrangement to arrangement.

•	We have long-term hosting arrangements that have reached the end of their initial term and the clients are continuing to renew their hosting arrangements beyond their initial terms at the renewal rates.

•	We have been in business and our clients have been using our solutions for over 25 years and we plan to continue supporting and enhancing the solutions well beyond the term of the hosting arrangements.
We believe that when all these factors are considered in the aggregate, the renewal rates in our hosting arrangements are substantive and appropriately establish VSOE for the hosting service.
8.	We note your statement that you have periodically provided long-term financing options and provided extended payment terms to your customers. Tell us how these terms impact the timing of revenue recognition. Also tell us how you considered including this information in your accounting policy disclosure.
Company’s Response:
We have historically provided extended payment terms to our clients in numerous arrangements. These extended payment term arrangements typically provide for date-based payments over periods ranging from twelve months up to five years. Pursuant to paragraph 28 of SOP 97-2, because a significant portion of the fee is due beyond one year, we have analyzed our history with these types of arrangements pursuant to TPA 5100.49 and have concluded that we do have a standard business practice of using extended payment term arrangements and have a long history of successfully collecting under the original payment terms for arrangements with similar clients, product offerings, and economics without granting concessions. Furthermore, as noted in response 7 above,

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

we have been in business and developing critical software solutions for the healthcare industry for over 25 years. When our clients elect to license our solutions, in our experience, they make a significant long-term investment decision to use our products that have a pervasive impact throughout their organizations. We view this as an additional positive fact in our conclusion that we have a sufficient basis to overcome the presumption that the fees in our extended payment term arrangements aren’t fixed and determinable. Accordingly, we consider the fee to be fixed and determinable in these extended payment term arrangements and, thus, the timing of revenue is not impacted by the existence of extended payment terms. However, if the arrangement does not call for the client to pay interest at the prevailing interest rates, we record the resulting receivable at its present value pursuant to APB Opinion 21.
We will expand our disclosure in future filings to clarify our policy with respect to extended payment term arrangements.
9.	We note that certain of your receivables have been assigned on a non-recourse basis to third party financing institutions and have been accounted for as “true sales” as defined by SFAS 140. Tell us whether any servicing assets or liabilities have been recognized in connection with this transaction and where they are classified on your balance sheet. Also tell us how you considered the disclosure requirements of paragraph 17 of SFAS 140. Also tell us how you considered the guidance in paragraph 9 of SFAS 140 in determining that sale treatment is appropriate.
Company’s Response:
We on occasion provide long-term financing options to creditworthy clients. These options include the Company providing contracts with extended payment terms to clients and subsequently selling those receivables on a non-recourse basis to third party financing institutions.
On a quarterly basis the Company enters into an average of six receivable sale transactions which represents less than 7% of our quarterly cash collections. Servicing of the assigned receivables is done by the Company or occasionally transferred to the third party financing partner. When the Company is responsible for servicing of the receivables, the servicing entails receiving the payments from the client and forwarding the payments to the third party. The Company collects and remits to third parties an average of 37 payments each quarter. The Company has no dedicated resources assigned to administrating these payments, and due to the low volume of transactions, believes that the costs associated with the servicing of these receivables and fair value of the servicing is nominal. Furthermore, in our experience as we negotiate these arrangements with the third party, the discounted price for the transferred receivables does not change as a result of who services the assets providing further support to the fact

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

that the fair value of the servicing is nominal. Therefore, we have not recorded a servicing asset or liability associated with these receivable sale transactions.
We have considered the disclosure requirements of paragraph 17 of SFAS 140 and have the following comments:
•	Paragraph A. We do not provide collateral in these arrangements.

•	Paragraph B. We are not extinguishing debt in these arrangements.

•	Paragraph C. We are not setting aside assets to satisfy scheduled payments of a specific obligation.

•	Paragraph D. Does not apply.

•	Paragraph E. As noted above, we believe our servicing asset or liability to be nominal.

•	Paragraph F. We have not securitized or retained an interest in any financial assets.

•	Paragraph G. See F above.
We believe we have surrendered control of the transferred assets and have met the conditions of paragraph 9 of SFAS 140 as noted below:
•	Condition A. The transferred receivables are isolated beyond the reach of Cerner and our creditors because all risk associated with the client’s ability to pay is transferred to the assignee. Our internal legal counsel, a bankruptcy law expert, provides an opinion for each sale transaction representing that each sale is a true sale and not subject to the claim of Cerner’s creditors.

•	Condition B. Our arrangement with the third party financing companies allows the third party to assign its rights under the agreement provided that Cerner consents to such an assignment. Cerner’s consent is not to be unreasonably withheld. In accordance with paragraph 30 of SFAS 140, such a provision does not constrain the transferee’s ability to pledge or exchange the assets received.

•	Condition C. There are no provisions in the agreements to both entitle and obligate Cerner to repurchase the receivables or which would cause the holder to return specific assets to Cerner.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

10.	Tell us how you considered the guidance in paragraph 51(e) of SFAS 141, which requires that you disclose a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. In this regard, provide us with a more detailed analysis of the purchase price allocation for the Medical Division of VitalWorks, Inc. Also tell us what consideration you gave to including this information in the notes to the consolidated financial statements.
Company Response:
When preparing the disclosures related to the acquisition of the Medical Division of VitalWorks, Inc., we considered the disclosure requirement in paragraph 51(e) of SFAS 141. Given that the purchase price for VitalWorks represented only approximately 10% of the consolidated assets of Cerner at the time of the acquisition, we believe that the following disclosures in the aggregate provided the information required by paragraph 51(e) in all material respects.
A.	Footnote 2, Business Acquisitions and Divestiture – discloses the amount of goodwill, intangibles, developed technology and in-process research and development which collectively total $105.1 million, representing approximately 87% of the total assets acquired. Note (a) within this note further breaks out the current assets, total assets, current liabilities, and total liabilities related to VitalWorks.

B.	Footnote 1(m), Goodwill and Other Intangible Assets – provides the detail of the intangibles acquired, with the most notable increase in client lists.

C.	Statement of Cash Flows – provides disclosure of non cash changes resulting from acquisitions, of which VitalWorks is the most significant, by significant line item.
At your request, attached as Appendix I is a condensed balance sheet of the purchase price allocation.
11.	We note your statement that the impact of not recording the $4.8 million tax benefit in 2004 was not material to the annual consolidated financial statements. We further note the impact on net income for Q1’04, Fiscal 2004, Q3’05 and Fiscal 2005 was understated by 34% or $0.07 per share, overstated by 7% or $0.06 per share, overstated by 18% or $0.07 per share, and overstated by 6% or $0.06 per share, respectively. Provide us your analysis pursuant to SAB 99 to support your conclusion that a restatement is not necessary to annual or quarterly results impacted by this misstatement.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

Company Response:
The Company prepared an internal memorandum in 2005 analyzing SAB 99 which supported its conclusion that a restatement was not necessary to either the annual or quarterly results previously reported. The memorandum considered both qualitative and quantitative factors to reach that conclusion. Attached as Appendix II is the Company’s internal memorandum prepared in determining the conclusion that the tax benefit was not material to the annual consolidated financial statements.
Furthermore, we noted that after the release of the 3rd quarter results for 2005 (the period we recorded the correction), Cerner reviewed all of the Wall Street analyst’s reports. In most of the reports, the analyst did not even mention the tax gain. When they did reference the tax gain, it was only to say that they were excluding it from their analysis. Thus every analyst that we reviewed disregarded the item and created pro forma financial statements excluding it.
12.	Note that the language of the certifications required by Item 601(b)(31) of Regulation 8-K must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Messrs. Patterson and Naughton signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications. This comment also applies to exhibits 31.1 and 31.2 to your Form 10-Q for the quarter ended April 1, 2006.
Company Response:
The Company has reviewed Item 601(b)(31) of Regulation S-K as it relates to the language of the certifications. The Company will modify the certifications not to include the title of the office held by the signatory in the first line of the certifications in future filings. The Company confirms Messrs. Patterson and Naughton have signed these certifications in their individual capacity.
13.	We believe the non-GAAP Consolidated Statement of Earnings columnar format may create the unwarranted impression to investors that the non-GAAP Consolidated Statement of Earnings has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on a non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.
Company Response:
The Company has reviewed Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8. The Company includes non-GAAP Consolidated Statement of Earnings columnar format with a reconciliation to GAAP Consolidated Statement of Earnings to enhance the user’s overall understanding of the Company’s financial performance.
In both Forms 8-K referred to in the Staff’s comments, the Company states, “To supplement the Company’s consolidated financial statements presentation in accordance with GAAP, the Company uses non-GAAP measures of operating results, net income and earnings per share, with are adjusted from results based on GAAP to exclude certain charges and gains. The Company also discloses certain non-GAAP financial measures, such as booking revenue and revenue backlog (which includes contract backlog and support and maintenance backlog). These non-GAAP measures are provided to enhance the user’s overall understanding of our financial performance, and as required, are also reconciled to GAAP. These measurements are not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures performance.”
The charges and gains the Company excludes in the non-GAAP Consolidated Statement of Earnings columnar format in the Form 8-K filed on February 2, 2006 are unusual and it is reasonably likely that they will not recur within two years. There were no similar charges or gains within the prior two years. In accordance with Item 10 of Reg. S-K, the Company included a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; a reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; and a statement disclosing the reasons why the Company’s management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of operations.
The charge for share-based compensation expense excluded in the non-GAAP Consolidated Statement of Earnings columnar format in the Form 8-K filed on April 20, 2006 will continue on a going forward basis, but had not occurred in prior years. This information is provided as analysts’ estimates currently do not reflect the impact of share-based compensation.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
July 12, 2006

The Company has considered alternative presentation formats for these unusual charges and gains, however, the Company believes the current format to be the preferred format for providing clarity to investors.
* * * * * *
In connection with these responses, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company appreciates the staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,

/s/ Marc G. Naughton Marc G. Naughton, Senior Vice President
and Chief Financial Officer

ATTACHMENTS
Appendix I — Condensed Balance Sheet
Appendix II — Company’s Internal Memorandum

Appendix I
Purchase Price Allocation
VitalWorks Acquisition
January 3, 2005

(In millions)
Current Assets	11.4
Developed Technology	8.4
In Process R&D	6.4
Customer List Intangible	35.1
Goodwill	55.2
Other Long-term Assets	3.7
Current Liabilities	(17.1)
Other Long-term Liability	(2.8)

Net Assets Acquired	100.3

Appendix II
MEMORANDUM

FOR: Marc Naughton	FROM: Scott Siemers

DATE: October 31, 2005

SUBJECT: MATERIALITY ASSESSMENT OF THE TAX BENEFIT ON THE SALE OF ZYNX
Background:
During March, 2004 Cerner sold the stock of a 100% owned subsidiary named Zynx. The sale resulted in a gain for financial statement purposes of $3M ($1.8M net of tax) which was reported in Cerner’s financials for the first quarter of 2004. For tax purposes, the sale generated a capital loss of $13.5M which created a tax benefit of $4.8M.
The primary difference in basis between book and tax relates to goodwill. When Zynx was sold in the first quarter of 2004, only a portion of the goodwill was written-off in accordance with paragraph 39 of Statement of Financial Accounting Standards (SFAS) No. 142, which is the primary reason there is a difference in having a book gain and a tax loss. There is no tax basis in the goodwill related to the Zynx acquisition that remains on the books of Cerner subsequent to the sale in 1Q04.
For financial reporting purposes, the Company recorded an estimate for tax expense of $1.2M in the first quarter of 2004. At the time the Company’s Annual Report was filed, the Company had not calculated the tax basis in the stock and therefore, did not record any tax benefit in 2004. In connection with the preparation of the 2004 tax return, the Company completed its calculation of the tax basis in the stock of Zynx and determined the sale generated a capital loss for tax purposes. This capital losses were carried back against capital gains that the Company had realized in 2002, resulting in tax benefits of $4.8M.
Issue:
Is the $4.8M of tax benefit associated with the sale of Zynx material to users of Cerner’s financial statements?
Analysis:
The Company considered the quantitative and qualitative factors noted in Staff Accounting Bulletin (SAB) 99, Materiality in assessing the issue.
Excluding the $4.8M tax benefit, Cerner’s 2004 net income after tax was $65M and its 2005 net income is projected to be $84M. Thus individually the tax benefit would be 7.4% and 5.7% of 2004 and 2005 net income respectively.
Quantitatively, Cerner has also considered other misstatements that have been identified in its 2004 and 2005 consolidated financial statements but have not been corrected because they were immaterial individually and in the aggregate (see attached Schedule I). Even though these misstatements are quantitatively significant to certain quarters in 2004 and 2005, they become less significant when reviewed for the full year for 2004 and 2005, which review is supported by paragraph 29 of Accounting Principles Board Opinion No. 28, Interim Financial Reporting, which states the following, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”
Quantitatively, for the full year, the misstatements understate net earnings in 2004 by 11.0% and overstate projected net earnings in 2005 by 6.0%. Considering the error related to the tax benefit is of a discrete and unusual nature (the sale of a subsidiary, which is uncommon for Cerner) and does not impact operating income or pre-tax earnings, there is no effect on trends. Cerner’s belief that there is no effect on trends is further supported below.
The misstatement relative to the balance sheet is insignificant. At December 31, 2004, Cerner had total assets of $982.3M, current assets of $509.5M, working capital of $310.2M, equity of $597.5M, and cash of $189.8M.
Cerner also considered the qualitative aspects of the misstatement noted in SAB 99.
The misstatement arises from an item capable of precise measurement as the tax benefits have been calculated, and the carryback claims have been filed with the taxing authorities. The misstatement does not change a loss into income or vise versa. It also does not concern a segment or other portion of Cerner’s business that has been identified as playing a significant role in Cerner’s operations or profitability as it relates to a non-core subsidiary that has been sold. It also does not affect any compliance with regulatory requirements due to the nature of the error. This error also does not involve the concealment of an unlawful transaction.
The tax benefit does not mask or otherwise hide any earnings trend. It is Cerner’s contention that disclosure of it will not impact the stock price and that it will be viewed by all users of Cerner’s financial information as immaterial. The misstatement does not impact the core business, as it relates to an unusual and infrequent event, the sale of a subsidiary. The misstatement is at the tax line level in the income statement and does not change operating or pre-tax income. It also does not significantly change Cerner’s working capital and liquidity is improved from the anticipated receipt of cash from the tax benefit.
In the original press release of April 21, 2004; Cerner footnoted the gain on the sale of Zynx. Wall Street analysts uniformly ignored the gain and created pro forma financial statements excluding it. For example:
Avondale Partners on April 22, 2004 states: “Yesterday after the close, Cerner reported 1Q04 EPS (excluding a one-time gain of $.05 on the sale of Zynx Health Corp) of $0.33 versus our estimate of $0.31 and the consensus estimate of $0.32”
Bear Stearns on April 22, 2004 states “Yesterday after the close, CERN reported 1Q04 results essentially in line with our model and a penny better than Consensus including revenues of $218.7mil (up 10% YOY) and EPS, excl. nonrecurring or $0.33 (up 110% YOY off of a depressed base in 1Q03). A nonrecurring gain of $.05 per share was recorded due to a gain in the sale of Zynx.”
WR Hambrecht & Co as well as JP Morgan on April 22, 2004 did not even mention the sale of Zynx and only referenced the pro-forma earnings. JP Morgan in its statement said: “Cerner yesterday reported first quarter 2004 earnings of $0.33 per share, $0.02 ahead of our estimate and the $0.01 ahead of Street consensus.”

Even excluding the gain, Cerner exceeded EPS expectations. In addition, for each quarter after March 2003, Cerner has exceeded EPS targets set by Wall Street and thus excluding the tax benefit did not hide any failure to meet analysts’ expectations nor would it have influenced Cerner’s investors.
Here is a chart showing Cerner’s Proforma EPS reported in comparison to the consensus Wall Street EPS expected for the quarters from June 2003 to September 2005.

	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05

Proforma EPS	$.25	$.33	$.44	$.33	$.38	$.45	$.56	$.43	$.51	$.55
Wall ST. EPS	$.23	$.32	$.43	$.32	$.37	$.44	$.55	$.42	$.49	$.55
As noted above, Cerner met or exceeded earnings expectations in each of these periods.
Cerner has three agreements with lenders. In all three cases, the gain on the sale of Zynx stock was excluded from the covenant calculations. In addition, the tax benefit would be excluded as well from these computations. Thus Cerner’s position that the original gain as well as the tax benefit are immaterial to the debt holders.
Attached are copies from the various debt agreements. An extract from the definition section of each agreements is shown below.
1.	$100M Note Agreement – Consolidated Net Income is the consolidated net income... determined in accordance with GAAP... provided however that there shall be excluded ... any gains or losses, or other income characterized as non-recurring in the financial statements.

2.	$60M Note Agreement — Consolidated Net Income is the consolidated net income... determined in accordance with GAAP... provided however that there shall be excluded ... any gains or losses, or other income characterized as non-recurring in the financial statements.

3.	$90M Credit Facility – Consolidated EBITDA shall mean...Consolidated Net Income... plus ... federal, state and local income taxes and... plus or minus... gains or losses arising out of the sale of assets.
A portion of Cerner’s bonuses to executives is computed on EPS. Cerner’s performance plan document states:
“The Earnings Per Share Target shall be expressed as a specific target earnings per share for such year for the Company’s common stock on a fully diluted basis, before the after-tax effect of any extraordinary items, the cumulative effect of accounting changes, or other nonrecurring items of income or expense including restructuring charges.”
For this reason in 2004, Cerner excluded the gain of the sale of Zynx from the calculation of EPS in computing the amount of the bonus to be paid. Cerner will exclude the Zynx tax benefit from the bonus calculation for 2005 and so management is indifferent from a compensation standpoint as to recognition of the tax benefit.

On October 19, 2005 Cerner discussed this issue with its Audit Committee. The Committee reviewed the background information and asked questions about the transaction. The Audit Committee felt comfortable that this was an immaterial item from a quantitative and qualitative standpoint and therefore approved reporting it in the financial results for the third quarter of 2005.
Conclusion:
After giving consideration to the quantitative and qualitative factors noted in SAB 99, Cerner believes that the tax benefit related to the sale of Zynx is immaterial individually and when aggregating with all other known misstatements in relation to its consolidated financial statements as of and for the years ended December 31, 2004 and 2005 taken as a whole. The primary factors in reaching this conclusion are as follows:
•	The misstatement does not relate to the core business

•	The misstatement relates to an unusual and infrequent event

•	The misstatement does not impact any trends

•	The misstatement occurs at the income tax line item in the financial statements

•	The misstatement is insignificant to the consolidated balance sheet
Therefore, it is Cerner Corporation’s assertion that this item be considered immaterial and thus reported in the financial statements for the third quarter of 2005.